Knowledge as a Service, Inc.

Financial Statements

December 31, 2020

Knowledge as a Service, Inc.

Table of Contents
December 31, 2020

Independent Accountants' Review Report

To the Stockholders of
Knowledge as a Service, Inc.

We have reviewed the accompanying financial statements of Knowledge as a Service, Inc. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statement of operations and changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency at December 31, 2020, which raise substantial doubt about their ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Baker Tilly US, LLP

State College, Pennsylvania
June 25, 2021

Knowledge as a Service, Inc.

Balance Sheet
December 31, 2020

Assets

Current Assets		
Cash and cash equivalents	$	156,370
Accounts receivable		5,000
Prepaid expenses		5,891
Other current assets		500
Total current assets		167,761
Intellectual Property, Net		1,603,590
Total assets	$	1,771,351

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts payable	$	86,653
Accrued expenses		39,200
Current maturities of long-term debt		185,892
Total current liabilities		311,745
Disputed Liability		307,733
Long-Term Debt, Net of Current Maturities		1,118,883
Total liabilities		1,738,361
Stockholders' Equity		
Common stock, $0.00001 par value; 100,000,000 shares authorized and 21,305,621 shares issued and outstanding		213
Additional paid-in capital		1,905,713
SAFE agreements		152,500
Accumulated deficit		(2,025,436)
Total stockholders' equity		32,990
Total liabilities and stockholders' equity	$	1,771,351

See notes to financial statements

Knowledge as a Service, Inc.

Statement of Operations
Year Ended December 31, 2020

Revenues	
Software subscriptions and license fees	$ 23,491
Professional services	12,200
Total revenue	35,691
Operating Expenses	
Deferred compensation expense	322,327
Payroll expenses	252,816
Research and development	250,832
Management consulting and contracted services	246,981
Amortization	178,177
Selling expenses	147,163
Legal and professional fees	82,658
Insurance	44,071
Hosting fees	37,068
Interest expense	29,565
Advertising and marketing	24,511
Office related expenses	23,113
Rent	7,433
Commissions	5,623
Meals and entertainment	3,978
Taxes and licenses	2,689
Bank fees	598
Total operating expenses	1,659,603
Net loss	$ (1,623,912)

See notes to financial statements

Knowledge as a Service, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2020

	Non-Voting Common Shares Issued	Voting Common Shares Issued	Common Stock	Additional Paid-In Capital	SAFE Agreements	Accumulated Deficit	Total
Balance, December 31, 2019	6,809,226	7,875,774	$ 147	$ 110,000	$ -	$ (401,524)	$ (291,377)
Acquisition of intellectual property and other capital adjustment	893,150	-	9	1,100,718	-	-	1,100,727
Simple agreement for future equity (SAFE) issuance	-	-	-	-	152,500	-	152,500
Capital raise from subscription agreements	1,694,756	4,032,715	57	694,995	-	-	695,052
Net loss	-	-	-	-	-	(1,623,912)	(1,623,912)
Balance, December 31, 2020	9,397,132	11,908,489	$ 213	$ 1,905,713	$ 152,500	$ (2,025,436)	$ 32,990

See notes to financial statements

Knowledge as a Service, Inc.

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows From Operating Activities	
Net loss	$ (1,623,912)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	178,177
Deferred compensation expense financed by promissory notes	322,327
(Increase) decrease in:	
Accounts receivable	(5,000)
Prepaid expenses	(5,891)
Other current assets	(500)
Increase (decrease) in:	
Accounts payable and accrued expenses	125,853
Disputed liability	66,513
Net cash used in operating activities	(942,433)
Cash Flows From Financing Activities	
Proceeds from subscription agreements	695,052
Proceeds from SAFE agreements	152,500
Proceeds from Paycheck Protection Program loan	120,830
Proceeds from long-term debt	251,419
Repayments of long-term debt	(121,082)
Net cash provided by financing activities	1,098,719
Net increase in cash	156,286
Cash and Cash Equivalents, Beginning	84
Cash and Cash Equivalents, Ending	$ 156,370
Supplementary Disclosures	
Interest paid	$ 8,489
Supplementary Schedule of Noncash Investing and Financing Activities	
Intellectual property acquired by issuance of common stock	$ 1,095,517
Intellectual property acquired by assumption of promissory note	$ 686,250
Increase in long-term debt by financing deferred compensation with promissory notes	$ 322,327
Promissory note balance converted to additional paid-in capital	$ 5,210

See notes to financial statements

1. Nature of Operations, Going Concern and Liquidity and Significant Accounting Policies

Nature of Operations

Knowledge as a Service Inc. (KaaS or Company), is a Delaware corporation formed on February 26, 2019. KaaS has developed a behavior change software called *Ringorang*. Leveraging learning science and methods derived from the advertising and entertainment industries, the software platform ensures that training is delivered effectively, retained over time and can be linked to positive business outcomes. The Company has been awarded several patents for its novel behavior change functionality. The solution is scalable and currently in use by, among others, a Fortune 50 technology company that recognizes its category defining learning methodology. KaaS continues to broaden its reach within the Fortune 1000 while working on a "Generation 2" product to incorporate data mining and machine learning components. This next generation platform will increase the Company's competitive advantages through faster adoption and the optimization of learning outcomes, while retaining its focus on business results.

Going Concern and Liquidity

KaaS has incurred recurring operating losses and has an accumulated deficit of approximately $2.0 million at December 31, 2020. Absent additional working capital, these factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The continued existence of the Company depends on a number of factors, including but not limited to, its ability to increase revenues and profitability and secure adequate sources of capital. Management believes the Company will continue to increase revenue from customers and be able to raise additional capital necessary to fund the Company's operations for the foreseeable future.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under this basis, revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company primarily generates revenue from the sale of software as a service. All revenue is recognized when the Company satisfies its performance obligation(s) under the contract (either implicit or explicit) by transferring promised service to its customer either when (or as) its customer obtains control of the service. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. A contract's transaction price is allocated to each distinct performance obligation. The Company allocates the contract's transaction price to each performance obligation using the Company's best estimate of standalone selling price for each distinct service in the contract.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing its services. As such, revenue is recorded net of returns, allowances, customer discounts and incentives. Sales, value add and other taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

The Company's performance obligations are satisfied either over time or at a point in time. Revenue from software subscriptions, intervention and other related services is recognized over time using an output measure either based on the passage of time or output delivered. Revenue from implementation services associated with software subscriptions and related services is recognized over time using an input measure based upon labor hours incurred.

Professional services revenue is based on a performance obligation promised in a contract. The Company identifies performance obligations at the inception of a contract and allocates the transaction price to individual performance obligations to faithfully depict the Company's performance in transferring control of the promised goods or services to the customer. These contracts have a typical term of less than one year and are considered a single performance obligation as multiple services promised in the contract represent a single output delivered to the customer.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and cash equivalents, which are highly liquid debt instruments, with original maturities of less than ninety days. At December 31, 2020, the Company has no cash equivalents.

Accounts Receivable

Accounts receivable are stated at outstanding balances and are considered to be fully collectible. Accordingly, a reserve for doubtful accounts has not been established. Accounts deemed to be uncollectible, are charged to operations when management makes that determination. Management's periodic evaluation of the adequacy of the allowance is based on past experience, aging of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

Intangible Assets

Acquired intangible assets subject to amortization are amortized on a straight line basis, which approximates the pattern in which the economic benefit of the respective intangible assets are realized by the Company, over their respective estimated useful lives (generally five years). Intangible assets consist of developed technology and the technology's intellectual property. Financial Accounting Standards Board (FASB) guidance requires that identifiable intangible assets with definite lives be reviewed for impairment in accordance with FASB Accounting Standards Codification (ASC) 760, *Long-Lived Assets*.

Impairment of Long-Lived Assets

Management reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset, to be held and used, is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Accordingly, management has made no adjustments to the carrying value of the long-lived assets.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Under this guidance, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance, when determined to be necessary, is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. The Company follows provisions within ASC 740-10, which clarifies the accounting for uncertainty in income taxes. The Company has not identified any uncertain tax positions as of December 31, 2020. The Company records interest and penalties related to tax uncertainties as part of other expense. The Company incurred no interest and penalties during the year ended December 31, 2020.

Advertising

Advertising costs are charged to expense when incurred and were $24,511 for the year ended December 31, 2020.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses consist of the costs of product development as well as new and improved products.

Subsequent Events

Management of the Company has evaluated events and transactions subsequent to the balance sheet date for items that could potentially be recognized or disclosed in these financial statements. The evaluation was conducted through June 25, 2021, which is the date the financial statements were available to be issued. Management is not aware of any material subsequent events that would require recognition or disclosure in these financial statements.

Recently Issued Accounting Standard

During February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*. ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. During 2018, the FASB also issued ASU No. 2018-01, *Land Easement Practical Expedient*, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity's adoption of Topic 842 and that were not previously accounted for under ASC 840; ASU No. 2018-10, *Codification Improvements to Topic 842, Leases*, which addresses narrow aspects of the guidance originally issued in ASU No. 2016-02; ASU No. 2018-11, *Targeted Improvements*, which provides entities with an additional (and optional) transition method whereby an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component; and ASU No. 2018-20, *Narrow-Scope Improvements for Lessors*, which addresses sales and other similar taxes collected from lessees, certain lessor costs, and the recognition of variable payments for contracts with lease and nonlease components. During 2019, the FASB issued ASU No. 2019-01, *Leases (Topic 842): Codification Improvements*, which deferred the effective date for certain entities and, during 2020, issued ASU No. 2020-05, *Effective Dates for Certain Entities*, which deferred the effective date of ASU No. 2016-02 for those entities that had not yet issued their financial statements at the time of ASU No. 2020-05's issuance. Topic 842 (as amended) is effective for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently assessing the effect that Topic 842 (as amended) will have on its results of operations, financial position and cash flows.

2. Concentration of Credit and Other Risks

Credit Risk

The Company cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced losses and does not believe it is exposed to significant credit risk. Management regularly monitors the financial institutions, along with its cash balances, in an effort to keep potential risk to a minimum.

Customers

KaaS revenues for the year ended December 31, 2020 were with three customers:

Customer A	63.0 %
Customer B	23.0
Customer C	14.0
Total	100.0 %

100.0 percent of accounts receivable is due from Customer C at December 31, 2020.

3. Intellectual Property, Net

The Company issued 893,150 of non-voting common shares at $1.22658 per share to, as well as assuming a $686,250 note payable from, a third party in exchange for the intellectual property of *Ringorang.*

	Useful Life	2020
Intellectual property	5 years	$ 1,781,767
Less accumulated amortization		(178,177)
Intellectual property, net		$ 1,603,590

Amortization expense over the next five years is as follows:

2021	$ 356,353
2022	356,353
2023	356,353
2024	356,353
2025	178,178
Total	$ 1,603,590

4. Disputed Liability

KaaS is carrying a liability of $307,733 at December 31, 2020 for consulting and advisory services incurred during 2019 and 2020. The Company is disputing the legitimacy of the charges as they believe the results and deliverables did not meet the terms and expectations established and that the service provider has breached the master service agreement and statements of work executed. As of the date of this report, the Company is seeking to resolve the matter directly with the service provider and has not filed formal claims in a court of law. Company and the service provider have both mentioned the possibility of resolving the matter by litigation if not otherwise resolved, but negotiations are continuing. Management continues to monitor the situation and evaluate its options.

5. Paycheck Protection Program

On May 1, 2020, the Company received loan proceeds in the amount of $120,830 under the Paycheck Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). The PPP provides loans to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses and was designed to provide a direct financial incentive for qualifying businesses to keep their workforce employed during the Coronavirus crisis. PPP loans are uncollateralized and guaranteed by the SBA and are forgivable after a "covered period" (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, mortgage interest, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25.0 percent during the covered period. Any unforgiven portion is payable over two years if issued before, or five years if issued after, June 5, 2020 at an interest rate of 1.0 percent with payments deferred until the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default, including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, PPP loan terms do not include prepayment penalties.

The Company believes that it has met the PPP's loan forgiveness requirements as it disbursed 100 percent of the loan proceeds for payroll expense, and therefore, applied for forgiveness during March of 2021. If legal release is received, the Company will record the amount forgiven as forgiveness income within the other income section of its statement of operations. If any portion of the Company's PPP loan is not forgiven, the Company will be required to repay that portion, plus interest, over two years in 24 installments with the repayment term beginning at the time that the SBA remits the amount forgiven to the Company's lender.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

6. Long-Term Debt

Long-term debt consist of the following at December 31:

a. Promissory Note - intellectual property	$	569,524
b. Promissory Note - related party		241,419
c. Promissory Note - related party		25,675
d. Promissory Note		15,000
e. Promissory Note - convertible		10,000
f. Promissory Notes - deferred compensation, convertible		322,327
g. Paycheck Protection Program Loan		120,830
Total		1,304,775
Less current portion		(185,892)
Total long-term debt	$	1,118,883

a. In May 2020, the Company assumed a $686,250 promissory note as part of its acquisition of the intellectual property associated with *Ringorang.* The promissory note accrues interest at a fixed 6.0 percent and matures in October 2023.

b. The promissory note is due to a voting stockholder of the Company. The promissory note incurs interest at 1.35 percent. All principal and accrued and unpaid interest is due December 31, 2022.

c. The promissory note incurs interest at 6.0 percent. All principal and accrued and unpaid interest is due December 31, 2022.

d. The promissory note incurs interest at 2.0 percent and is due January 1, 2022.

e. The promissory note incurs interest at 2.0 percent and is due on demand any time after April 1, 2021. The promissory note has not been called as of the date of the accountant's review report. The promissory note, including any accrued and unpaid interest, may be converted to the Company's non-voting common stock at a price per share equal to fifty-cents ($0.50) per share.

f. The Company has executed promissory notes with stockholders and employees of the Company for compensation earned but not paid during the year ended December 31, 2020. The value of the promissory notes were determined based on compensation forgone in lieu of cash. The promissory notes incur interest at 1.35 percent. All principal and accrued and unpaid interest is due December 31, 2022. The promissory notes contain a conversion option to convert all unpaid principal and accrued interest into shares of the Company's non-voting common stock at a 20.0 percent discount to a valuation achieved by the Company in a priced round. Since the conversion option is contingent on future events, the Company has determined the estimated value of such options is not reasonably estimable until such contingencies are resolved. As such, the Company has not recorded any expense or liability with respect to the options issued with the conversion option associated with promissory notes.

g. Refer to Note 5 for a complete description of the Paycheck Protection Program loan terms.

Future debt maturities, over the next three years, are as follows for the years ending December 31:

2021	$	185,892
2022		935,176
2023		183,707
Total	$	1,304,775

Interest expense incurred on long-term debt was approximately $21,705. Total interest expense incurred by the Company was $29,565 for the year ended December 31, 2020 which includes $7,860 of interest and finance charges incurred on operating payables.

7. Simple Agreement for Future Equity (SAFE)

The Company has entered into non-refundable agreements with investors which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.

8. Related-Party Transactions

The Company has executed promissory notes with employees and stockholders which are outlined in more detail at Note 6.

9. Income Taxes

Deferred federal income taxes arise from temporary differences between the valuation of assets and liabilities as determined for financial reporting purposes and federal income tax purposes and are measured at enacted tax rates. As of December 31, 2020, the Company measured its deferred tax items at an effective tax rate of 21 percent.

Gross deferred tax assets at December 31, 2020 were $586,781. A valuation allowance equal to this amount was established as these deferred tax assets are not able to be realized until the Company produces taxable income.

As of December 31, 2020, the Company had available approximately $1.6 million of federal and state operating loss carryforwards, respectfully. The Company's net operating losses will be carried forward indefinitely until the loss is fully recovered, but they are limited to 80.0 percent of the taxable income in any one tax period.

The components of the Company's deferred tax assets are as follows at December 31, 2020:

Federal and state net operating loss carryforwards	$ 463,554
Disputed liability	88,910
Intangible assets	34,317
Valuation allowance	(586,781)
Total	$ -